Changes in Investment Policy - PIMCO High Income Fund:

Effective April 3, 2013, High Income may invest in any combination of interest-only ("IO") or principal-only ("PO") securities or inverse floating rate ("inverse floater") securities.

IOs are a class of debt security, typically representing an interest in a pool of mortgage-related or other asset-backed securities, which receives all of the interest from the asset pool, while the PO class of the security receives all of the principal. The value of (i.e. the yield to maturity and price) an IO or PO class is extremely sensitive to the rate of principal payments
(including prepayments) on the related, underlying mortgages or other assets. For example, a rapid rate of principal payments may have a material adverse effect on the value of IO securities, while a slower than expected rate of principal payments may have a material adverse effect on a PO class security's value. If the underlying mortgage or other assets experience greater or slower than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in IOs or POs, even if the security is in one of the highest rating categories.

An inverse floater is a type of debt instrument that bears a floating or variable interest rate that moves in the opposite direction to interest rates generally or the interest rate on another security or index. Changes in interest rates generally, or the interest rate of the other security or index, inversely affect the interest rate paid on the inverse floater, with the result that the inverse floater's price will be considerably more volatile than that of a fixed-rate instrument of similar credit quality. The market prices of inverse floaters may be highly sensitive to changes in interest rates and prepayment rates on the underlying securities, and may decrease significantly when interest rates increase or prepayment rates change.

Investment in IOs, POs and inverse floaters may also subject High Income to illiquidity and other risks.